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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

December 22, 2015

Re:	GAIN Capital Holdings, Inc.
Registration Statement on Form S-3
File No. 333-208175

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549

Att’n:	Tom Kluck
Legal Branch Chief
Sandra B. Hunter
Staff Attorney

Dear Mr. Kluck and Ms. Hunter:

Thank you for your letter dated December 18, 2015 relating to the above-referenced registration statement filed by GAIN Capital Holdings, Inc. (the “Company”) on November 23, 2015. Your letter contained one comment, which is reproduced below together with the Company’s response thereto. The statements made in this letter are made by and on behalf of the Company.

Comment:

1.	We note that your Form 8-K that was filed on November 23, 2015 does not appear to have been filed in a timely manner. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your registration statement on the appropriate form. Please see General Instruction I.A.3(b) of Form S-3.

Response:

The Company respectfully notes that the Form 8-K filed by the Company on November 23, 2015 was filed pursuant to Item 8.01, which is not subject to a four business day filing requirement, and that therefore the Form 8-K was not filed in an untimely manner. Accordingly, the Company respectfully submits that it is eligible to file a registration statement on Form S-3 pursuant to General Instruction I.A.3(b) thereof.

Division of Corporation Finance	2	December 22, 2015

The Form 8-K filed by the Company on November 23, 2015 was filed in order to ensure that the registration statement complied with the requirements of Rule 3-05 of Regulation S-X, which requires the registration statement to contain the audited consolidated financial statements of City Index (Holdings) Limited (“City Index”) for the fiscal year ended March 31, 2015 therein presented as well as the unaudited pro forma condensed consolidated financial statements therein presented, which in each case are updated in order to reflect the fact that the registration statement was also being filed on November 23, 2015.

The November 23, 2015 Form 8-K was not filed in order to comply with Item 2.01 of Form 8-K. The Company discharged its Item 2.01 requirements relating to the City Index acquisition on April 1, 2015, the closing date, by filing an 8-K pursuant to Item 2.01 in order to report the completion of the acquisition. Pursuant to Item 2.01, the Company was required to provide historical and pro forma financial statements relating to the acquisition. As of April 1, 2015, the financial statement requirements of Item 2.01 would have been satisfied by (i) audited consolidated financial statements of City Index as of and for the year ended March 31, 2014, (ii) unaudited condensed consolidated financial statements of City Index as of and for the nine months ended December 31, 2014 and 2013 and (iii) unaudited pro forma condensed consolidated financial statements as of and for the twelve months ended December 31, 2014.1

Pursuant to General Instruction B.3. to Form 8-K, however, “[i]f the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form” (emphasis supplied). In addition, pursuant to paragraph 2045.16 of the Financial Reporting Manual, “[f]inancial statements of an acquiree are not required in Form 8-K if they were previously filed by the registrant.” Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines the terms “previously filed” and “previously reported” to include “previously filed with, or reported in, . . . a definitive proxy statement . . . under section 14” of the Exchange Act.

On February 6, 2015, the Company filed a definitive proxy statement on Schedule 14A containing (i) audited consolidated financial statements of City Index as of and for the three years ended March 31, 2014, (ii) unaudited condensed consolidated financial statements of City Index as of and for the six months ended September 30, 2014 and 2013 and (iii) unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2014 and for the twelve months ended December 31, 2013. These financial statements, which were “previously filed or reported” by the Company for purposes of Rule 12b-2, are “substantially the same” as the financial statements required by Item 2.01 of Form 10-K, as explained by Example 1 to paragraph 2045.16 of the Financial Reporting Manual.

Example 1 sets forth a fact pattern under which previously filed financial statements would be deemed to be “substantially the same,” as this phrase is used in General Instruction B.3. to Form 8-K, as the financial statements required by Item 2.01:

“Example 1: Form S-4 included unaudited financial statements for the three months ended March 31 for a business to be acquired. The business combination was consummated on October 1, and a Form 8-K reporting the acquisition was timely filed. No financial statements are required in the Form 8-K, unless there were significant

[1]	See footnote 2, infra. Our explanation of the sufficiency of the previously filed information is presented to demonstrate complete symmetry with Example 1 to paragraph 2045.16 of the Financial Reporting Manual.

Division of Corporation Finance	3	December 22, 2015

subsequent events that would materially affect an investor’s understanding of the target company. However, if the business combination had been consummated on November 20, the financial statements would have had to be updated through September 30.”

The fact pattern set forth in Example 1 is the same as the fact pattern relating to the Company’s acquisition of City Index, taking into account the fact that City Index’s fiscal year ends on March 31. The Company’s February 6, 2015 definitive proxy statement included unaudited financial statements for City Index for the six months ended September 30, 2014 and September 30, 2013, and the business combination was consummated on April 1, 2015. As of April 1, 2015, City Index financial statements for only one additional interim quarter (the quarter ended December 31, 2014) would have been available for inclusion in the Item 2.01 Form 8-K,2 and no additional updated audited annual financial statements for City Index were required. The Company confirms that as of April 1, 2015, there were no significant events subsequent to September 30, 2014 that would materially affect an investor’s understanding of City Index.

As a result, the Company respectfully submits that it complied with the timeliness requirements of Form 8-K with respect to its reporting of the City Index acquisition pursuant to Item 2.01, and that it is therefore eligible to file a registration statement on Form S-3 pursuant to General Instruction I.A.3(b) thereof.

*        *        *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 450-4565 should you have any questions with respect to the matters addressed herein.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

not	a foreign business

[2]	Since City Index is a foreign business, an Item 2.01 Form 8-K filed on April 1 (the first day of its fiscal year) would have complied with the updating requirements of Regulation S-X with the inclusion of six-month interim financials (such as were included in the Company’s February 6, 2015 definitive proxy statement) instead of nine-month financials, as would be required if City Index were not a foreign business. See paragraphs 2055.1 and 6210.2 of the Financial Reporting Manual.

Division of Corporation Finance	4	December 22, 2015

cc:	Matthew McDonald

Senior Vice President and Deputy General Counsel

GAIN Capital Holdings, Inc.

via EDGAR